SEC 08033213 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2007 (MM/DD/YY) AND ENDING 9/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE BUCKINGHAM RESEARCH GROUP INC.

10 013233

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 THIRD AVENUE

(No. and Street)

NEW YORK	N.Y.	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID B. KEIDAN 212-922-5500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.

(Name – *if individual, state last, first, middle name*)

99 W. HAWTHORNE AVENUE	VALLEY STREAM	N.Y.	11580
(Address)	(City)	(State)	(Zip Code)

PROCESSED

DEC 1 0 2008

THOMSON REUTERS

SEC Mail Processing Section

DEC 0 1 2008

Washington, DC 101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID B. KEIDAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE BUCKINGHAM RESEARCH GROUP, INC., as of SEPTEMBER 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA L. PERNO
Notary Public, State of New York
No. 01PE6136373
Qualified in New York County
Commission Expires October 17, 2009

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

F I N A N C I A L   S T A T E M E N T S

OF

THE BUCKINGHAM RESEARCH GROUP, INC.

SEPTEMBER 30, 2008

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of The Buckingham Research Group, Inc.

We have audited the following financial statements of The Buckingham Research Group, Inc. (the "Company"), for the year ended September 30, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements and the supplemental schedules discussed below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2008 and the result of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit also included the following supplemental schedules of the Company as of September 30, 2008:

Our audit was conducted for the purpose of forming an opinion upon the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GLASSER & HAIMS, P.C.
Certified Public Accountants

November 20, 2008

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2008

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$14,345,113	
Securities owned, at fair value	7,036,098	
Commissions receivable	1,561,196	
Receivable from clearing corporation	21,267,101	
TOTAL ASSETS		$44,209,508
OTHER ASSETS		
Petty cash	$ 500	
Prepaid expenses	63,058	
Other advances	2,057	
Advances	341,448	
Deposits	452,404	
Other securities	94,186	
Restricted stock	328,702	
Investment in subsidiary	13,244,000	
Leasehold improvements (Net of $190,402 depreciation)	1,021,398	
Equipment, furniture & fixtures (Net of $2,324,218 depreciation)	320,568	
Computer software (Net of $432,779 depreciation)	172,934	
TOTAL OTHER ASSETS		16,041,255
TOTAL ASSETS		$60,250,763

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses and taxes payable	$24,160,592	
Due to clearing corporation	81,146	
Securities sold, but not yet purchased, at fair value	8,920,388	
TOTAL CURRENT LIABILITIES		$33,162,126
STOCKHOLDERS' EQUITY		
Common stock	$17,084,237	
Retained earnings	26,569,221	
	43,653,458	
Treasury stock	(16,564,821)	
TOTAL STOCKHOLDERS' EQUITY		27,088,637
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$60,250,763

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF INCOME AND EXPENSES AND RETAINED EARNINGS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2008

INCOME		
Commission	$ 38,872,896	
Market making	(5,044)	
Investments	(2,098,607)	
Research	6,713,083	
Independ research	4,574,208	
Average price & error	(129,250)	
Dividend & interest	903,163	
Other income	28,690	
Income from subsidiary	38,400,000	
Mark to market of subsidiary	(5,006,000)	
TOTAL FINANCIAL INCOME		82,253,139
OPERATING EXPENSES:		
Salaries	$ 69,385,673	
Profit sharing & other benefit programs	911,362	
Payroll taxes	1,581,346	
Clearance and other charges	3,720,914	
Floor brokerage	873,043	
Insurance	914,573	
Rent & rent tax	1,230,392	
Market data	1,255,618	
Telephone	338,577	
Professional fees	944,777	
Travel & business promotion	1,277,856	
Statistical, subscriptions, dues & regulation fees	425,407	
Postage, printing, office & miscellaneous other	398,119	
Interest expense	288,221	
Depreciation & amortization	302,169	
Less - Reimbursement from subsidiary	(6,000,000)	77,848,047
NET INCOME FROM OPERATIONS		$ 4,405,092
Less: NYS & NYC Franchise & Corporate Tax		80,382
NET INCOME		$ 4,324,710
RETAINED EARNINGS, September 30, 2007	$ 37,568,511	
Less: Sub S Dividend Paid	(15,324,000)	22,244,511
RETAINED EARNINGS, September 30, 2008		$26,569,221

THE ACCOMPANYING NOTES
ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Shareholders' equity - September 30, 2007	$ 38,161,367
Add: Net income for the year ended September 30, 2008	4,324,710
Sale of common stock	749,911
Purchase of common stock	(823,351)
Sub S dividend paid	(15,324,000)
Shareholders' equity - September 30, 2008	$ 27,088,637

THE ACCOMPANYING NOTES
ARE AN INTEGRAL PART OF THESE STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2008
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:		
Net income		$ 4,324,710
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation - Amortization	$ 302,169	
Decrease in securities owned (Net)	21,904,226	
Increase in commissions receivable	(336,958)	
Increase in receivable clearing corp.	(11,025,079)	
Increase in prepaid expenses	(63,058)	
Decrease in other receivables	18,021	
Increase in advances	(93,735)	
Decrease in deposits	125,000	
Increase in other securities	(94,186)	
Decrease in accrued expenses and taxes pay.	(1,245,775)	
Decrease in due to Clearing Corp.	(165,069)	
Total adjustments		9,325,556
Net cash provided by operating activities		$13,650,266
Cash flows from investing activities:		
Payments for capital expenditures	$ (540)	
Investment in subsidiary (at market)	5,006,000	
Net cash used by investing activities		5,005,460
Cash flows from financing activities:		
Sales of common stock	$ 749,911	
Purchase of common stock	(823,351)	
Sub S dividend paid	(15,324,000)	
Net cash provided by financing activities		(15,397,440)
Net increase in cash and cash equivalents		$ 3,258,286
Cash and cash equivalents at beginning of period		11,086,827
Cash and cash equivalents at end of period		$14,345,113

THE ACCOMPANYING NOTES
ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Note 1

DESCRIPTION OF BUSINESS

The Buckingham Research Group, Inc. (the "Company") is a securities broker-dealer. The Company provides securities and research services. The Company elected "S Corporation" status effective October 1, 1987 and terminated the election as of January 1, 1992. The Company elected "S Corporation" status again for Federal and New York State effective January 1, 1998. All customer accounts are cleared through and/or carried principally by National Financial Services LLC. The firm securities are cleared through and carried by Morgan Stanley & Co., Incorporated.

Note 2

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing the statement of financial condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include Company investments in money market funds.

Revenue Recognition

Commission revenue and related expenses are recorded on a settlement date basis, generally three business days after trade for securities and one day for options. Securities transaction are recorded on a trade date basis.

Leasehold improvements are being amortized over 39 years. Equipment and computer software are being depreciated by the straight line method over 3 to 7 years.

Investment in 100% subsidiary has been adjusted to fair value.

Note 3
SECURITIES OWNED AND SECURITIES SOLD SHORT

The following table set forth the Company's securities owned and securities sold, not yet purchased at fair value.

	ASSETS	LIABILITIES
Corporation Bond	$ 2,207	$ -
Equities	6,973,823	6,453,019
Options	60,068	17,007
ETFs	-	2,450,362
	$ 7,036,098	$ 8,920,388

Securities sold but not yet purchased represent commitments to deliver securities at a contracted price which the Company does not currently own. Therefore, the transaction creates off-balance sheet market risk to the extent that the cost of acquiring the securities to fulfill the Company's commitment may exceed the amount recognized in the Statement of Financial Condition.

Note 4

INCOME TAXES

The Company files a consolidated income tax return with its whole owned subsidiary Buckingham Capital Management, Inc. The Company files its income and franchise taxes on a calendar year. The accrual for income taxes reflects taxes payable on income earned subsequent to the calendar year for New York State and New York City only.

Note 5

EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan and 401-K plan covering substantially all full time employees. The profit sharing plan is dormant and no contributions have been made to the plan since September 30, 2004. The 401-K plan is non contributory.

Note 6

COMMITMENTS AND CONTINGENCIES

Lease - The Company has a contractual obligation under a long-term non-cancelable lease agreement for it's office space at 730 3rd Avenue, New York, NY commencing January 15, 2002 for a term of 15 years.

Minimum aggregate rental payments are as follows:

Year ended September 30:	
2009	$980,252
2010	$980,252
2011	$980,252
Thereafter	$5,564,187

Commitments - The Company has contractual commitments arising in the usual course of business, the consummation of which will make no material change in the Company's financial condition.

Contingencies - The Company is involved in the following proceedings:

a) The enforcement staff of the Securities and Exchange commission is conducting a preliminary inquiry into Company and its wholly owned subsidiary as a result of a routine examination.

Management believes, based on current available information, that the results of such proceedings will not have a material adverse effect on the Company's financial position or results of operation.

Note 7

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, the Company had net capital and aggregate indebtedness of $8,326,218 and $24,160,592 respectively. The net capital ratio was 2.902 to 1 or 290.2% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $6,715,511.

Note 8

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements, which provides expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings, SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. In addition, SFAS 157 prohibits recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years with early adoption permitted. The Company has determined that adoption of SFAS 157 will not have a material impact on its consolidated financial statements.

THE BUCKINGHAM RESEARCH GROUP, INC.
COMPUTATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2008

Total stockholders' equity		$ 27,088,637
Deductions - nonallowable assets		(16,041,256)
- Fidelity Bond excess deductible		(88,000)
Other additions - Option adjustment		17,007
Net capital before haircuts		$ 10,976,388
Haircuts of securities:		
Trading and Investment Securities:		
Debt Securities	$ 2,208	
Options	92,840	
Other Securities	2,395,509	
Undue Concentration	159,613	2,650,170
NET CAPITAL		$ 8,326,218

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of $24,160,592 total aggregate indebtedness)	$ 1,610,707
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 1,610,707
Excess net capital	$ 6,715,511
Excess net capital at 1000%	$ 5,910,159

NOTE:

The difference between the computation of Net Capital as filed by the company on their unaudited FOCUS report for the period September 30, 2008 and the computation of Net Capital as shown above is as follows:

Net Capital, as above	$ 8,326,218
Net Capital as reported in Company's unaudited FOCUS report	8,722,885
Difference	$ (396,667)

Represented by differences in the following:	
Fidelity Bond excess deductible	$ (88,000)
Haircut computation	(28,841)
Accrued expenses increased	(279,823)
Rounding	(3)
	$ (396,667)

THE BUCKINGHAM RESEARCH GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
AS OF SEPTEMBER 30, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE

ALVIN M. GLASSER,
IRWIN M. HAIMS, C.P.A.

(516) 568-2700
TELECOPIER
(516) 568-2911

November 24, 2008

THE BUCKINGHAM RESEARCH GROUP, INC.
750 Third Avenue
New York, New York 10017

Dear Sirs:

In planning and performing our audit of the financial statements of THE BUCKINGHAM RESEARCH GROUP, INC. for the year ended September 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

November 24, 2008

THE BUCKINGHAM RESEARCH GROUP, INC.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yours truly,

Glasser + Haims

END